Mail Stop 3720

February 23, 2007

Mr. Russell L. Wall
Chief Executive Officer
OnScreen Technologies, Inc.
600 NW 14th Avenue, Suite 100
Portland, Oregon 97209

> **Re: OnScreen Technologies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 23, 2007**
> **File No. 333-140147**

Dear Mr. Wall:

We have limited our review of your Form SB-2 to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your registration statement does not include financials statements. Include the appropriate financial statements in your next amendment. See Item 310(a) and (g) of Regulation S-B.

2.   We note that you are registering the resale of 76,452,509 shares of common stock related to, or underlying, convertible debt, promissory notes and warrants. Given

the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- the number of selling shareholders and the percentage of the overall offering made by each shareholder;

- the date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- the relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- any relationships among the selling shareholders;

- the dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- the discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- whether or not any of the selling shareholders is in the business of buying and selling securities.

3. Please revise throughout the registration statement to clarify whether you are registering for resale shares of common stock issuable pursuant to convertible preferred stock. We note, for example, your reference to shares issuable pursuant to anti-dilution provisions of convertible preferred stock in footnote four to the fee table and to the Series A and Series B convertible preferred under "Circumstances under which Selling Stockholders Acquired or May Acquire Securities" on page 16, while you make no mention of convertible preferred stock in the remainder of your fee table and the Selling Shareholders section on page 11.

Prospectus Summary, page 5

The Offering, page 5

4.   Please confirm the number of shares of common stock that will be outstanding after the offering. Clarify why this number does not include 32,169,002 shares that may be acquired by selling shareholders and others pursuant to outstanding warrants, options and convertible notes.

Risk Factors, page 6

5.   Please include an additional risk factor regarding your convertible notes that highlights the following:

- The convertible notes are convertible at a floating rate based on a substantial discount to the then-prevailing market price and, as a result, the lower the stock price at the time the holder converts, the more common shares the holder gets. Furthermore, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that the company may be obligated to issue.

- To the extent the selling stockholders convert and then sell their common stock upon conversion of the notes, the common stock price may decrease due to the additional shares in the market. This could allow the selling stockholders to convert their convertible notes into even greater amounts of common stock, the sales of which would further depress the stock price.

- The significant downward pressure on the price of the common stock as the selling stockholders convert and sell material amounts of common stock could encourage short sales by the selling stockholders or others. This could place significant downward pressure on the price of the common stock. In this regard, explain the meaning and significance of short selling.

- The conversion of the notes may result in substantial dilution to the interests of other holders of common stock, since the investors may ultimately convert and sell the full amount issuable on conversion under the notes.

- Clarify whether the interest payable on the convertible notes is also convertible into shares of common stock. If so, disclose that the lower the common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. Describe the interest rate and how much has accrued as of a recent date.

Provide similar disclosure in other relevant portions of the prospectus, e.g., the Shares Eligible for Future Sale section on page 57.

Selling Shareholders, page 11

6.   Update the disclosure to the date of the prospectus. In this regard, we note that securities were issued in the first quarter of 2007. Furthermore, update the disclosure required by Item 701 of Part II to Regulation S-B.

7.   Beneficial ownership determinations should include all securities beneficially owned within 60 days of the prospectus, not within 60 days of November 30, 2006. Revise the disclosure both here and in the beneficial ownership table accordingly.

8.   Clarify whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. The disclosure on page 12 refers to "registered" broker-dealers.

9.   Disclose the natural person(s) who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by all selling shareholders who are not natural persons, such as EDS Holdings, LLC, and RSV Productions, Inc.

10.   Either in the Beneficial Interest Table or here, state any position, office or other material relationship which the selling shareholders have had within the past three years with the company or its affiliates.

Circumstances Under Which Selling Shareholders Acquired or May Acquire Securities, page 16

11.   Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

12.   Provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes or debt in this disclosure.

Further, disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

13.   Disclose the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed in separate columns or rows:

- the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

- the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated by using the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and by determining the conversion price per share as of that date;

- the total possible number of shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible number of shares underlying the convertible notes;

- the total possible number of shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

14.   Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities issued by you that are held by the selling shareholders or any affiliates

of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

15.   Disclose in a table:

- the gross proceeds paid or payable to you in the convertible notes transactions;

- all payments that have been made or that may be required to be made by you that are disclosed in response to comment 12 above;

- the resulting net proceeds to you; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities issued by you that are held by the selling shareholders or affiliates thereof that are disclosed in response to comments 13 and 14 above.

Further, disclose – as a percentage – the total amount of all possible payments, as disclosed in response to comment 12 above, and the total possible discount to the market price of the shares underlying the convertible notes, as disclosed in response to comment 13 above, divided by the net proceeds to you from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

16. Describe in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any selling shareholder affiliates, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons), including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

17.   In a table, include disclosure that compares:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

18.   Disclose the following information:

- whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

    -       the date on which each such selling shareholder entered into that short position; and

    -       the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible

note transaction, before the filing or after the filing of the
registration statement, etc.).

19.   Provide the following information:

- a materially complete description of the relationships and arrangements that
  have existed in the past three years or are to be performed in the future
  between the issuer (or any of its predecessors) and the selling shareholders,
  any affiliates of the selling shareholders, or any person with whom any selling
  shareholder has a contractual relationship regarding the transaction (or any
  predecessors of those persons) – the information provided should include, in
  reasonable detail, a complete description of the rights and obligations of the
  parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and
  the selling shareholders, any affiliates of the selling shareholders, or any
  person with whom any selling shareholder has a contractual relationship
  regarding the transaction (or any predecessors of those persons) in connection
  with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements
between and among those parties already is presented in the prospectus and that
all agreements between and/or among those parties are included as exhibits to the
registration statement, please provide us with confirmation of your view in this
regard.

20.   Provide us with a description of the method by which the company determined
the number of shares it seeks to register in connection with this registration
statement. In this regard, please ensure that the number of shares registered in the
fee table is consistent with the shares listed in the "Selling Shareholders" section
of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

21.   Update MD&A to discuss your year end financial results. Include a comparison
of net losses for all comparable periods.

22.   Reference is made to the last paragraph of the liquidity section. You indicate
management's belief that financing will be available to fund operations until
revenue streams are sufficient to fund operations. You then state that there is no
assurance such financing will close. If there is no assurance this financing will
close, provide us with the basis for management's belief that it will be available.
In doing so, quantify your current working capital needs and allocate the amounts

necessary over the next 12 months to cover all budgeted expenses deemed material.

Executive Compensation, page 44

23.   Update your executive compensation section to include disclosure for fiscal year 2006 and to comply with Regulation S-B Items 402 and 404 as recently amended. See the Commission's recent Executive Compensation and Related Person Disclosure release located http://www.sec.gov/rules/final/2006/33-8732a.pdf.

Beneficial Interest Table, page 49

24.   In accordance with Item 403 of Regulation S-B, update the disclosure to the most recent practicable date.

25.   Please disclose the number of persons that comprise the "Officers, Directors, executives as group" row.

26.   Please disclose the addresses for all persons listed in the table. Only officers and directors may use the company's address.

27.   We note in footnote 11 that Mr. Miles' common stock share position includes "direct entitlement and related party management shares." Please explain what these are.

28.   Please reconcile the number and percentage of shares beneficially owned by Kjell H. Qvale with the amount listed in the selling shareholder table.

Submission of Matters to a Vote of Security Holders, page 58

29.   Regulation S-B does not require the information contained in this section. Moreover, much of it appears outdated and potentially confusing. We note, for example, the disclosure that there are no current plans to issue additional common shares despite the fact that you have done so since the June 29, 2006 special meeting. Revise accordingly or remove this discussion

*   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Bennett, Staff Attorney, at 202-551-3389, or me, at 202-551-3833, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: *Via facsimile: (727) 462-0365*
        Michael T. Cronin, Esq.
        Johnson, Pope, Bokor, Ruppel & Burns LLP